Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K — Item 8. Financial Statements and Supplementary Data: Exelon — Note 19, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 — Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on Marchnbsp;12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

A webcast teleconference will be held by Exelon and PSEG for the investment community and the media on December 20, 2004, at 1:00 P.M. Eastern Time. The dial in number for the teleconference will be 800-289-0572 (domestic) or 913-981-5543 (international). The webcast can also be accessed through Exelon’s website at ‘www.exeloncorp.com’ or PSEG’s website at ‘www.pseg.com’. The slides being used in the webcast teleconference follow.

* * * * *

Draft 12/17 PM - Brunswick will have new slide master and fix fonts,graphs and PSEG and GIN names in 12/18 version

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation. Safe Harbor Language

Additional Information This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171. The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

John W. Rowe Chairman, President & CEO Exelon Corporation

Agenda Overview: John W. Rowe, Chairman, President and CEO, Exelon Combined Profile: E. James Ferland, Chairman, President and CEO, PSEG Power Generation Platform: John F. Young, EVP, Exelon, and President, Exelon Generation Nuclear Profile: Christopher M. Crane, SVP, Exelon, President and CNO, Exelon Nuclear Financial Impact and Synergies: Thomas M. O'Flynn, CFO, PSEG, and Robert S. Shapard, CFO, Exelon Summary and Q&A

A Compelling Combination Large, balanced energy portfolio across PJM Enhanced service to the largest customer base in the industry Improved nuclear performance Common business and regulatory framework Strengthened financial performance driven by significant synergies and enhanced base and scope

Key Transaction Terms Offer Price: 1.225 shares of Exelon per PSEG share Ownership: 68% Exelon shareholders 32% PSEG shareholders Governance: John W. Rowe to be CEO E. James Ferland to be non-executive Chairman 18 Board members - 12 nominated by Exelon - 6 nominated by PSEG Timing: Expected to close within 12-15 months Nuclear Agreement: Operating Services Contract starts 1/05 Approvals: Shareholders, Federal, State

Dec 2004 Q1 2005 Q2 2005 Q3 2005 Q4 2005 Q1 2006 Closing Achievable in 12-15 months Announce Transaction Exelon & PSEG Shareholder Meetings Make Regulatory Filings File Joint Proxy Statement Work to Secure Regulatory Approvals (FERC, SEC, NRC, DOJ or FTC, NJBPU, NJDEP*, PAPUC, ICC*, NYPSC) Develop Transition Implementation Plans Receive Regulatory Approvals Close Transaction * Notice filing only Implement Nuclear Operating Services Agreement

Financial Benefits Stronger platform to achieve consistent earnings growth Annual synergies of approximately $400 million in year 1 growing to $500 million by year 2 Earnings accretion for both companies' shareholders in year 1 Nuclear contract provides earnings benefit for both companies starting in 2005 Secure and growing dividend Strong balance sheet

E. James Ferland Chairman, President & CEO PSEG

Projected 2004 year-end. Generation numbers include long-term contracts. (2) Income from Continuing Operations Combined The Nation's Premier Utility Company

EAST Generation Nuclear 9,400 MW Non-nuclear 15,700 MW WEST Generation Nuclear 11,100 MW Non-nuclear 5,850 MW Creating A Larger Growth Platform A combination of three urban utilities, with a low-cost generation portfolio, in an integrated Regional Transmission Organization

A "Win-Win"Combination Combined Company Enhanced earnings Regulatory and market diversity Increased operating flexibility Strong, stable cash flow with commitment to solid investment grade ratings Experienced management team PSEG Brings Excellence in transmission and distribution operations Expertise in BGS auction development and participation Strong gas LDC experience Exelon Brings Premier nuclear operation expertise Broad platform for earnings and cash flow growth Large merger integration success

Opportunity For Improved T&D Reliability 2003 Key Performance Indicators Exelon Exelon PSE&G PSE&G Performance Quartile Performance Quartile Reliability - Outage Frequency (SAIFI) 1.09 2nd 0.63 1st Customer Satisfaction (ACSI) 70 4th 76 2nd Safety (OSHA Recordables Rate) 2.40 2nd 2.88 2nd Total T&D $/Customer $235 3rd $191 1st PSE&G has proven track record for reliable, cost effective T&D operations Exelon reliability has improved -- committed to further improvements Focus on customer satisfaction

John F. Young EVP Exelon Corporation & President Exelon Generation

Strong Generation Platform Premier nuclear operator, based on consistent top quartile performance Balanced and diverse generation portfolio Reliable and commercially responsive fossil operations Experienced leader in wholesale power marketing and risk management Complementary Generation Portfolio Positions New Company for Success

Balanced Generation Portfolio Projected 2004 year-end Domestic Generation Capacity (includes long-term contracts) Exelon PSEG Exelon/PSEG 34,467 MWs 17,117 MWs 51,584 MWs Balanced fuel, geography and dispatch with improved load serving capabilities Bulk of generation assets are within PJM, the nation's largest and best functioning wholesale power market Nuclear 0.49 Coal 0.09 Gas/Oil 0.37 Hydro/Other 0.05 9% 49% 5% 37% Nuclear 0.21 Coal 0.15 Gas/Oil 0.63 Hydro/Other 0.01 Nuclear 0.4 Coal 0.11 Gas/Oil 0.45 Hydro/Other 0.04 40% 11% 4% 46% 21% 15% 1% 63% Nuclear Coal Gas/Oil Hydro/Other

Improved Dispatch Diversity in Mid-Atlantic Source: Platt's PowerDat for 2006 data (Excluding AEP and Northern Illinois) Cumulative PJM Capacity (MW) PJM Exelon PSEG Asbury Park 352.8 0 Bear Creek 372.8 0 Five Fathom Bank 2 1058.8 0 Five Fathom Bank 3 2023.6 0 Forward Wind Farm 2053.6 0 Great Egg 2492.8 0 Gulf Bank 4314.4 0 Indian River 5416 0 Isle Of Wight 6683.2 0 Laurel Hill 6752.2 0 Meyersdale Wind Project 6782.2 0 Savage Mountain 6822.2 0 Stonycreek 6867.2 0 Waymart Wind Farm 6931.7 0 Somerset Wind Project 6937.7 0.4 Edgeboro 6948.5 0.9 Amos Stoltzfus 6948.5 1 Brighton Dam (Altere) 6948.9 1 Burkholder Farms 6948.9 1 Columbia Lake 6949.4 1 Conemaugh Hydroelectric Plant 6964.4 1 Dundee American Hydro Power Co 6966.2 1 Gilpin Falls Hydro 6966.6 1 Great Falls Hydroelectric Proj 6977.4 1 Muddy Run 7961.4 1 1 Noah Zimmerman Farms 7961.5 1 Oakland Dam Hydroelectric 7963 1 Passaic Valley Water Commissio 7965.4 1 Pine Grove Hydro 7965.9 1 Pocono Lake 7966.2 1 Pulp & Paper Mill 7967 1 Walter Nolt Farm 7967 1 Warrior Ridge Hydroelectric 7970 1 William F. Matson Generating Station 7991 1 Yards Creek 8391 1 York Haven 8410 1 Yough Hydro Power (YOUGHIOGHENY) 8422.2 1 Northumberland Cogeneration Facility 8440.2 1 Montgomery County Resource Rec 8508.2 1 Conowingo 9020.2 1 1 Lancaster County Resource Reco 9054.2 1.1 Piney 9082.2 1.2 Green Mountain Wind Farm 9092.2 1.2 Montenay Montgomery L/P 9124.4 1.3 Safe Harbor 9540 1.3 GROWS Gas Recovery Pennsb 9546 1.5 Sun Co (R & M) Philadelphia R 9576 1.5 Deep Creek (RELIANT) 9595 1.7 York County Resource Recovery 9631.5 1.7 Pennsylvania Wind Energy 9634.1 1.8 Chesapeake Biomass 9654.1 2 Holtwood 9756.3 2.3 Easthampton Power Plant 9771.8 3.3 Stowe Power Production Plant 9777.8 3.3 Green Knight Energy Center 9787.3 3.3 Wallenpaupack 9831.3 4.6 Prince Georges County Brown S 9834.8 5 Union County Resource Recovery 9878.8 5.7 Peach Bottom 12151.8 5.9 5.9 Salem 14437.8 6.2 6.2 Limerick 16847.8 6.5 6.5 Balefill 16851.6 6.6 Bradford County Landfill #2 16853.4 6.6 Gude 16856.3 6.6 Hamms Landfill 16857.5 6.6 Harrisburg Facility Landfill 16858.7 6.6 HMCD Kingsland Landfill 16860.3 6.6 Hmdc Balefill 16864.1 6.6 Keystone Landfill 16869.7 6.6 Lafayette Energy Partners L/P 16870.9 6.6 Lakeview Landfill 16877 6.6 Lebanon Methane Recovery 16879.4 6.6 Lycoming County Landfill 16880.5 6.6 Manchester 16885.3 6.6 Montgomery County 16886.5 6.6 Sight And Sound Theatre 16888.9 6.6 SKB Landfill 16889.8 6.6 Taylor Energy Partners L/P 16891.6 6.6 Amity Landfill 16893.6 6.6 Corry Wwtp 16893.9 6.6 Kinsleys Landfill Inc. 16895.9 6.6 Mason Dixon 16896.2 6.6 Delaware City 17215.1 7.1 West Point Facility 17288.5 7.2 Susquehanna 19604.2 7.2 Calvert Cliffs 21342.8 7.4 Hope Creek 22430.8 7.4 7.4 Three Mile Island 23355.8 8.3 Morgantown 24821.8 9.5 Oyster Creek 25458.8 10.2 10.2 England 25910.8 10.2 Dickerson 27543.8 10.5 Baltimore Refuse Energy System (BRESCO) 27604 10.6 Delaware Valley Resource Recovery 27687.7 10.6 Camden Resource Recovery Facil 27721.7 10.6 Essex County Resource Recovery 27791.7 10.6 Warren Energy Resource Co 27804.7 10.6 Wheelabrator Falls Township 27858.1 10.6 Wheelabrator Gloucester Compan 27872.1 10.6 Mercer

Track Record of Operational and Commercial Excellence Proven model of operations in fossil Significant improvement in reducing fossil forced outage rate at Exelon Experience in integrating plants on a national operating platform Exelon generating fleet reliably responds to market opportunities Increased Scale Will Strengthen Operating Position

Power Marketing and Trading Both companies have well-grounded philosophy of hedging and risk management Enhanced geographic and customer diversity Improved asset optimization Improving market fundamentals (i.e. tightening reserve margins/higher capacity prices) in all regions Skills and Experience to Realize Benefits of Assets and Markets

Christopher M. Crane President & CNO Exelon Nuclear

Exelon has proven track record of improving and sustaining safety, operating and cost performance Significant opportunity to improve PSEG fleet performance under Nuclear Operating Services Contract, starting January 2005 Every 1% increase in capacity factor for PSEG's nuclear fleet generates pre-tax income of about $12 million Opportunity For Improved Nuclear Performance Exelon Non-Fuel Production Cost PSEG Non-Fuel Production Cost Exelon-operated Capacity Factor PSEG-operated Capacity Factor

Exelon's Nuclear Track Record Exelon's performance record is grounded in its Nuclear Management Model Performance tools include: Material condition improvement process Refueling outage execution Cost management strategies Operating fundamentals focus Experienced management and technical team Exelon's experience includes: Large fleet management Operating and regulatory performance recovery Focused issue management Robust, pragmatic and proven methods and processes

Thomas M. O'Flynn Chief Financial Officer, PSEG Robert S. Shapard Chief Financial Officer, Exelon

Synergies Across All Business Segments Delivering approximately $400 million (year 1) growing to $500 million (year 2) in annual pre-tax synergies, excluding costs to achieve 85% cost synergies, 15% nuclear production improvement 70% unregulated, 30% regulated synergies Cost to achieve: $470m (year 1), $150m (year 2) (primarily allocated to goodwill and capital) Improved nuclear operations starting in 2005 with operating services contract Proven record of cost reduction through The Exelon Way Implementation of best practices Workforce reduction of approximately 5% through retirements, attrition and severance

$500 Million of Synergies in Year 2 Corporate/BSC 0.39 T&D 0.11 GENCO Corp 0.07 Trading 0.09 Nuclear 0.34 7% 9% 34% 39% 11% Trading Genco Corp/ Fossil T&D Corporate, Business Services Nuclear (1) Staffing 0.43 Nuclear Production Improvements 0.14 Nuclear Outages 0.03 IT 0.09 Corp Programs 0.15 Supply 0.16 15% 16% 43% 9% Corporate Programs Info Technology Staffing Supply By Business By Category Nuclear Production Improvements 14% 3% Nuclear Outage Costs (1) Includes cost and production improvement

Net of inter-company transactions, synergies and merger adjustments (2) Adjusted for securitization impact 2006E EBITDA = $7.0 billion Pro Forma EBITDA(1)(2) (2006 E) Balanced Financial Profile 2006E Assets = $79 billion Pro Forma Assets (2006 E) Assets PECO 9482 ComEd 17152 PSE&G 16696 Genco 28644 Energy Holdings 7104 EBITDA Gin P Utility 806 Gin C Utility 1709 Sue Utility 1149 Genco 2927 Sue Genco 1119 Energy Holdings 515 Energy Holdings 9% ComEd 22% Genco 36% PECO 12% PSE&G 21% 7% 16% 11% 42% 24% Energy Holdings PECO ComEd Genco PSE&G

$1.8 - 2.0 B $2.0 - $3.0 B Premium To PSEG NPV Synergies (2) > $4.0 B Value To PSEG Shareholders Premium P/E Assumes 32% PSEG ownership of pro-forma combined company NPV based on after-tax synergies assuming reasonable sharing Value Capture to PSEG Shareholders (1) Due to Stronger Growth Platform and Lower Risk Profile

Pro Forma Accretion Assumptions Gross synergies of $400m (year 1) and $500m (year 2) 70% unregulated, 30% regulated Financial impact of any regulatory mitigation assumed to be neutral Purchase accounting adjustments expected to be income neutral $7.0 billion of estimated additional goodwill Asset and liability step-ups offset each other EPS accretion of 3-4% for Exelon and 11-13% for PSEG in 2006 and 2007

Solid Balance Sheet Exelon and PSEG believe they will retain solid investment- grade ratings on a combined basis Pro Forma Key Ratios (1) Year 1 Year 2 Funds from Operations / Average Total Debt 28% 31% Funds from Operations Interest Coverage 5.8x 6.2x EBITDA Interest Coverage 7.0x 7.1x Debt / Capital 41% 41% (1) Ratios exclude securitized debt and PSEG Energy Holdings

S&P 500 S&P Electrics PSEG Exelon 3-Year 0.08 0.1 0.28 1.07 5-Year -0.09 0.18 0.65 1.96 10-Year 1.14 2.07 4.28 Proven Record of Delivering Value 3 -Year 5 -Year

PSEG Recent Stock Price Performance Combination provides opportunity for long-term improvement in valuation 12/15/03 1/23/04 3/5/04 4/15/04 5/26/04 7/5/04 8/13/04 9/24/04 11/5/04 12/15/04 $35.00 $40.00 $45.00 $50.00 $55.00 Indexed Price PSEG S&P Electric Utilities Index Nuclear issues surface

Assumes 68% Exelon ownership of pro-forma combined company NPV based on after-tax synergies assuming reasonable sharing 2005 P/E discount to Exelon on 12/15/04 ($1.8 - 2.0B) $450 - $500 M $5.5-$6.5 B Premium To PSEG PSEG P/E Discount (3) NPV Synergies (2) > $4.0 B Value To Exelon Shareholders Premium P/E Value Capture to Exelon Shareholders (1) Due to Stronger Growth Platform and Lower Risk Profile

PSEG current dividend $2.20 PSEG expected 2005 increase .04 PSEG pro forma $2.24 Exelon dividend required to keep PSEG shareholders whole (2) $1.83 Current Exelon dividend $1.60 Expected Exelon increase $0.23 or 14% Growing Dividend (1) (1) Dividends are payable at the discretion of the board of directors (2) Given 1.225 exchange ratio

Earnings Upside from Improving Wholesale Market Fundamentals Large, low-cost, low-emissions generation fleet Built and sited to serve native utility load Illinois transition to market prices Improving capacity values in all regions served, led by eastern PJM Will also benefit from high energy prices and increasing environmental constraints

Significant Financial Outcome $8-9 billion present value of synergies (1) PSEG valuation discount mitigates merger premium 14% higher dividend for Exelon shareholders, PSEG shareholders kept whole (2) 11-13% accretion in 2006/2007 for PSEG 3-4% accretion in 2006/2007 for Exelon Strong balance sheet Lower risk profile Positioned for growth (1) NPV of after-tax synergies assuming reasonable sharing (2) Dividends are payable at the discretion of the board of directors

John W. Rowe Chairman, President & CEO Exelon Corporation

A Compelling New Company Combination of two strong industry leaders Increased scale and scope Complementary operations/business models Low-cost supply portfolio Disciplined financial policy Highly experienced management team

Safe Harbor Language This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8- K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.